

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2018

Manavendra S. Sial
Chief Financial Officer
SunPower Corporation
77 Rio Robles
San Jose, California 95134

>   **Re: SunPower Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2017**
>   **Filed February 15, 2018**
>   **Form 10-Q for the Quarterly Period Ended July 1, 2018**
>   **Filed August 1, 2018**
>   **File No. 001-34166**

Dear Mr. Sial:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Item 8. Financial Statements
Note 6. Leases, page 124

1.   We note the significance of the $624.3 million impairment charge to the pre-impairment carrying amounts of your residential lease assets. In light of the magnitude of the charge, please explain to us how the two courses of action described in your disclosure were considered in your estimates of future cash flows. Also, describe to us the business, economic or other factors you believe are responsible for the significant difference between the carrying amounts and estimated fair values of the assets as of December 31, 2017.

2.   We also note that you recognized additional impairment charges related to residential leasing assets in the first and second quarters of 2018. Please clarify for us the reasons for the additional impairment charges, including the extent to which those charges relate to assets held as of December 31, 2017. In light of disclosure in the Form 10-K and Form 10-Q for the quarter ended April 1, 2018 that you are pursuing sale of the residential leasing portfolio, explain to us how that decision is considered in the accounting model you applied for new lease contracts.

3.   As a related matter, we note in the Form 10-Q for the quarter ended July 1, 2018, you now disclose that you may either sell or refinance the residential lease portfolio. The disclosure that you may refinance the portfolio appears to be new to the second quarter. Please respond to the following:

- Reconcile for us the prior disclosure that you were pursuing sale of the residential lease portfolio with the current disclosure that you may either sell or refinance the portfolio.
- In light of the revised disclosure in the second quarter, explain to us why you believe the plan described in your filings was sufficiently robust to support recognition of the impairment charges recorded in your financial statements. Explain the basis in GAAP for your conclusion.
- Explain how the change to your plan that may now include refinancing rather than sale of the portfolio is considered in your accounting for the leases.

4.   Please tell us the accounting model/models you used in evaluating and measuring the impairment charges. Cite the accounting literature upon which you relied.

Form 10-Q for the Quarterly Period Ended July 1, 2018

Summary of Significant Accounting Policies
Revenue Recognition, page 9

5.   We note your disclosure on page 10 that you view the sale of tax credits as a distinct performance obligation. Please provide us with background information on the tax credits, and explain to us your basis for accounting for the sale of tax credits as a performance obligation within the scope of ASC 606.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Eric Atallah at (202) 551-3663 or Gary Todd, Senior Accountant, at (202) 551-3605 with any questions.

Sincerely,

Division of Corporation Finance
Office of Electronics and Machinery